UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission File Number: 001-41722

METALS ACQUISITION LIMITED
(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.
St. Helier, Jersey, JE49WG
Tel: +(817) 698-9901
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒▪Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of New MAC dated December 20, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: December 20, 2023